Exhibit 99.1

The Metals Royalty Company Announces Completion of First Production Blast at Mesabi Metallics

First ore blasted at TMCR’s royalty asset opens the mine’s first ramp toward pellet production

LONDON, UK, July 13, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”) (Nasdaq: TMCR), a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization, today announced that its portfolio royalty asset, the Mesabi Metallics iron ore project in Nashwauk, Minnesota (the “Mesabi Project”), has successfully completed its first production blast, a defining milestone in Mesabi’s drive to become the first new iron ore mine and pellet plant built in Minnesota in fifty years.

Highlights:

•	First production blast completed – On July 10, 2026, Mesabi Metallics fired its first production blast, using a 66-hole pattern to fracture approximately 211,000 tons of ore. The blast opened the first ramp into the bottom of the pit, clearing the way for 400-ton haul trucks to commence production.

•	On schedule for first pellet production – The blast represents an on-schedule step toward first pellet production, with weekly blasting expected to continue as the mine advances toward full-scale production.

•	Royalty-bearing ore now moving – Ore mined at the Mesabi Project is expected to be processed into DR-grade pellets subject to TMCR’s 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor (the “Mesabi Royalty”), positioning the Company to begin generating its first royalty revenue as production commences and ramps up, with anticipated annual royalty cash flow potential of approximately $11 million per annum at 7.28 Mtpa over 23 years with near-term pathway to 8.5 Mtpa and approximately $13 million per annum.

Management Commentary

“The first production blast marks the transition of our Mesabi investment from a construction story to a production story,” said Brian Paes-Braga, Executive Co-Chairman and CEO of TMCR. “Having walked the full Nashwauk site just weeks ago, I saw a team prepared for exactly this moment – and it is very satisfying to watch that readiness translate into ore on the ground, on schedule. More than 200,000 tons was fractured in this first shot alone, and it marks the beginning of the final approach to TMCR’s first royalty revenue.”

“Every ton of ore that comes out of this mine represents American jobs, American investment, and American capability being put back to work,” added Joe Broking, CEO of Mesabi Metallics. “We are committed to investing in the Iron Range to keep powering America’s steel, America’s shipyards, and America’s defense industrial base.”

About Mesabi Metallics

Mesabi Metallics Company LLC, an Essar Group company, is completing a state-of-the-art DR-grade iron ore mine and pellet plant in Nashwauk, Minnesota, representing approximately $2.5 billion in total investment. Upon commissioning, targeted for H2 2026, Mesabi will be one of the only significant domestic producers of merchant DR-grade iron ore pellets in North America, with a mine life of 23 years.

About The Metals Royalty Company Inc.

The Metals Royalty Company Inc. (Nasdaq: TMCR) is a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization. The Company acquires and manages metals and mineral royalties, streams, and similar structured interests across the full value chain - supporting American defense, AI infrastructure, energy systems, and industrial capacity. TMCR’s royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. For more information, please visit www.sec.gov and the Company’s website www.themetalsroyaltyco.com.

Technical Information

The operational data regarding the Mesabi Project contained in this press release, including blast and tonnage data, is based on information provided by Mesabi Metallics and has not been independently verified by the Company.. The Company's expectations regarding commissioning timing, royalty cash flow potential, mine life, and production capacity are based on management's internal models and information provided by Mesabi Metallics.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. This press release contains forward-looking statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and applicable securities laws, which reflect management of the Company’s expectations regarding its future growth, future business plans and opportunities, expected activities and other statements about future events, results or performance. These forward-looking statements include, among other things, statements relating to the Mesabi Project, the revenue generating potential with respect to TMCR’s industry and business plans, the potential impact of government policy, market opportunity, the Company’s ability to execute on its business plan and to acquire and manage additional royalty interests and other statements that are statements other than historical facts. When the Company and its management uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not a guarantee of future performance and are based on a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date of this press release. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties and risks related to: the timing and amount of any royalty revenue under the Mesabi Royalty; the economic potential and timing of production at the Mesabi Project; TMCR’s limited operating history and the risks associated with new business development; TMCR’s potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow;dependence on the performance of, and information provided by, the operators of the projects underlying TMCR’s royalty interests ; market conditions; competitive dynamics; regulatory changes; and other factors discussed in the “Risk Factors” section of the Company’s Form 20-F and subsequent reports filed with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us